ENERNORTH INDUSTRIES INC.

5% Convertible Secured Debenture
May 31, 2006

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States or to a U.S. person unless such securities are registered under the Act or an exemption from the registration requirements of the Act is available.

"Unless permitted under securities legislation, the holder of this security must not trade the security before [four months and one day from the date hereof"

PRINCIPAL SUM: (Cdn.) $100,000.00

DUE: **November 30, 2011**

　　　ENERNORTH INDUSTRIES INC., an Ontario corporation ("**EnerNorth**" or the "**Company**"), for value received, hereby promises to pay to the order of ************** (the "**Holder**"), the principal sum of **(Cdn.) $100,000**, with interest on the unpaid amount thereon from the date hereof at the rate of 5% per annum payable quarterly on the first day of January, April, July and October in each year.

　　　At the option of the Company, payments of principal and interest due under this Debenture are payable in cash or common shares in the capital of EnerNorth during the first two (2) years from the date hereof. At the option of the Holder, payments of principal and interest due under this Debenture after two (2) years from the date hereof are payable in cash or common shares in the capital of EnerNorth. For purposes of this paragraph, the attributed price per common share of EnerNorth issuable on payment at the option of the Company or the Holder, as the case may be, shall be equal to the weighted average closing price for the ten (10) trading days preceding such payment date where such closing price does not exceed $2.60 per common share or diminish lower than $1.50 per common share.

　　　Interest on and after the date of maturity on the unpaid principal amount at such time shall be calculated at the rate of 12% per annum.

　　　Payments of principal and interest shall be made in lawful money of Canada or in the form of common shares in the capital of EnerNorth, as the case may be, at the address of the Holder shown below, or such other location as the Holder shall advise. The Company may prepay this Debenture thirty (30) days after providing written notice to the Holder and such prepayment shall be made without bonus or penalty.

　　　The Company waives presentment for payment, demand, notice of non-payment, notice of dishonour, protest and notice of protest of this Debenture and diligence in collection or bringing suit, and consents to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or any other provision of this Debenture.

HOLDER OF THIS DEBENTURE:

NAME: **************

ADDRESS: *************

ARTICLE I
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1 <u>Definitions.</u> The following terms (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this Debenture shall have the respective meanings specified in this section 1.1.

    (a) **"EnerNorth"** or the **"Company"** shall mean EnerNorth Industries Inc. and its successors and assigns.

    (b) **"Common Shares"** shall mean the common shares of EnerNorth.

    (c) **"Conversion Price"** shall mean 75% of the Market Price (however within six (6) months of maturity, the Conversion Price shall equal 90% of the Market Price).

    (d) **"Debenture"** shall mean this 5% Convertible Secured Debenture of EnerNorth in an aggregate principal amount of (Cdn.) $100,000.00.

    (e) **"Debenture Holder"**, **"Holder"** and other similar terms shall mean ************** or his assigns.

    (f) **"Market Price"** shall mean the weighted average closing price for the ten (10) trading days preceding a conversion date, where such closing price does not exceed $2.60 per Common Share or diminish lower than $1.50 per Common Share.

    (g) **"Market Range"** shall mean the closing price per Common Share not greater than $2.60 per Common Share and not lower than $1.50 per Common Share.

    (h) **"Obligations"** shall mean the payment of the principal amount and all interest which is payable under this Debenture, and all other obligations of the Company hereunder.

    (i) **"Permitted Encumbrances"** means any one or more of the following:

        (i) liens for taxes, assessments or governmental charges or levies not at the time due or the validity of which is being contested at the time by the Company in good faith by proper legal proceedings;

    (ii)   undetermined or inchoate liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Company or which relate to obligations not due or delinquent;

    (iii)   the right reserved to or vested in any municipality, governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Company or by any statutory provisions, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

    (iv)   the encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, liens or claims incidental to construction and mechanics', warehousemans', carriers' and other similar liens;

    (v)   security given to a public utility or any municipality, governmental or other public authority when required by such utility or other authority in connection with the operations of the Company, all in the ordinary course of its business; and

    (vi)   any other encumbrances, liens, charges and mortgages approved in writing by the Holder.

1.2   Unless otherwise stated, all monetary amounts referred to herein are in Canadian dollars.

ARTICLE II
SECURITY INTEREST

2.1   **Description of Collateral** – Subject to the completion of the Company's acquisition of ************** pursuant to the purchase and sale agreement among the Company, the Debenture Holder and ************** dated the date hereof, the following undertaking, property and assets of ************** will be subject to the security interest in favour of the Holder created by this Debenture:

    (a)   Accounts - all debts, accounts, demands, claims and choses in action which now are, or which may at any time hereafter be, due or owing to or owned by **************; all securities, mortgages, bills, notes and other documents now held or owned, or which may be hereafter taken, held or owned, by or on behalf of **************, in respect of the said debts, accounts, demands, claims and choses in action or any part thereof; and all books, documents and papers recording, evidencing or relating to the said debts, accounts, demands, claims and choses in action or any part thereof, all of which are herein collectively called the "**Accounts**";

(b)   Documents - all books, accounts, invoices, letters, papers, documents and other records in any form evidencing or relating to collateral subject to the Security Interest, all of which are herein collectively called the "**Documents**";

(c)   Documents of Title - any writing now or hereafter owned by ************** that purports to be issued by or addressed to a bailee and purports to cover such goods and chattels in the bailee's possession as are identified or fungible portions of an identified mass, whether such goods and chattels are Inventory or Equipment, and which writing is treated as establishing that the person in possession of such writing is entitled to receive, hold and dispose of the said writing and the goods and chattels it covers, and further, whether such writing is negotiable in form or otherwise, including bills of lading and warehouse receipts, all of which are herein collectively called the "**Documents of Title**";

(d)   Equipment - all tools, machinery, equipment, furniture, chattels, fixtures, vehicles of any kind, parts, accessories and other tangible personal property now owned or hereafter acquired by ************** which are not Inventory, all of which is herein collectively called the "**Equipment**";

(e)   Instruments - all present and future bills, notes and cheques (as such are defined pursuant to the *Bills of Exchange Act* (Canada)), and all other writings that evidence a right to the payment of money and are of a type that in the ordinary course of business are transferred by delivery without any necessary endorsement or assignment, all of which are herein collectively called the "**Instruments**";

(f)   Intangibles - all intangible property now owned or hereafter acquired by ************** and which is not Accounts including, without limitation, all contractual rights, chattel paper, goodwill, patents, trademarks, licences, trade names, copyrights and other intellectual property of **************, all of which are herein collectively called the "**Intangibles**";

(g)   Inventory - all present and future inventory of **************, including all goods used or consumed in the business of **************, and goods acquired or held for sale, all of which is herein collectively called the "**Inventory**";

(h)   Money - all present and future money of **************, whether authorized or adopted by the Parliament of Canada as part of its currency or any foreign government as part of its currency, all of which is herein collectively called the "**Money**";

(i) Securities - all present and future securities, as defined in the *Securities Act* (Ontario), held by **************, including shares, options, rights, warrants, joint venture interests, interests in limited partnerships, bonds, debentures and all other documents which constitute evidence of a share, participation or other interest of ************** in property or in an enterprise or which constitute evidence of an obligation of the issuer; and all substitutions therefor and dividends and income derived therefrom, all of which are herein collectively called the "**Securities**";

(j) all property and assets, movable or immovable, of whatever nature or kind;

(k) Undertaking - all present and future personal property, business, and undertaking of ************** not being Inventory, Equipment, Accounts, Intangibles, Documents of Title, Instruments, Money, Securities or Documents all of which is herein collectively called the "**Undertaking**"; and

(l) Proceeds - all personal property in any form derived directly or indirectly from any dealing with collateral subject to the Security Interest or the proceeds therefrom, and including any payment representing indemnity or compensation for loss of or damage thereto or the proceeds therefrom, all of which are herein collectively called the "**Proceeds**";

all of the above mentioned undertaking, property and assets of ************** are herein called the "**Collateral**". For greater certainty, references to ************** in this Article refer to ************** and its successors arising from any reorganization, consolidation, merger or amalgamation involving **************.

2.2   Grant of Security Interest - As general and continuing security for the prompt and complete payment and performance of all Obligations, the Company hereby grants to the Debenture Holder a security interest in the Collateral. Whenever used elsewhere in this Debenture, the expression "**Security Interest**" refers to the security interest created above.

2.3   Attachment of Security Interest - The Company and the Debenture Holder hereby acknowledge their mutual intention that the Security Interest will attach to the Collateral when the Company executes and delivers this Debenture or, in the case of any Collateral acquired by the Company (through **************) after the execution and delivery hereof, upon the Company first acquiring rights therein. The Company hereby acknowledges and agrees that the Company has rights in the Collateral and that value has been given, and the Company and Debenture Holder have not agreed to postpone the time for attachment of the Security Interest.

ARTICLE III
COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1   <u>Covenants, Representations and Warranties.</u> The Company covenants, represents and warrants to the Holder that:

(a)   the Company is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b)   the Company has the corporate power and authority to execute, deliver and perform its obligations under this Debenture;

(c)   the Company has taken all necessary corporate actions to authorize the execution and delivery of this Debenture and the performance of all its obligations thereunder;

(d)   this Debenture has been duly executed and delivered by the Company; and

(e)   this Debenture constitutes valid and legally binding obligations of EnerNorth enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of the rights of creditors generally, the general principles of equity and that equitable remedies such as specific performance and injunction are available only in the discretion of the court, and the provisions of the *Financial Administration Act* (Canada) as amended by the *Income Tax Act*.

ARTICLE IV
CONVERSION OF DEBENTURES

4.1   <u>Conversion.</u> The Holder of this Debenture may, at his option, at any time after ten (10) days written notice is provided to the Company, convert such outstanding principal (including accrued interest) into units (each a **"Unit"**). The number of Units to be issued on a conversion contemplated herein shall be the amount equal to the Conversion Price multiplied by the principal and interest outstanding at the time of such conversion, which is being converted. Each Unit is comprised of one (1) Common Share and one (1) warrant (each a **"Warrant"**). Each Warrant is exercisable for three (3) years from the date of such conversion at the exercise price equal to 115% of the Conversion Price. To convert, the Holder of this Debenture shall deliver written notice of his election to so convert substantially in the form attached hereto as Schedule 1 and shall surrender such Debenture appropriately endorsed to EnerNorth at its principal office in Toronto, Ontario. The date of conversion of such Debenture shall, subject to compliance with the provisions of this paragraph, be deemed to be the date of receipt of such Debenture and the converting Holder shall be deemed to have become, on the date of conversion, the record holder of the Common Shares deliverable upon such conversion. As soon as reasonably possible after the date of conversion, EnerNorth shall issue and deliver to such converting Holder a certificate or certificates for the number of Common Shares and Warrants issuable upon such conversion. The issuance of Common Share and Warrant certificates upon conversion shall be made without charge to the Holder of this Debenture. EnerNorth shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Shares and Warrants and in any name other than that of the Holder of the Debentures converted, and EnerNorth shall not be required to issue or deliver any such Common Share or Warrant certificate unless and until the person or persons requesting the issuance thereof shall have paid to EnerNorth the amount of such tax or shall have established to the satisfaction of EnerNorth that such tax has been paid. On the date hereof, no such tax exists. If less than all of the principal and interest which is outstanding under this Debenture is converted into Units, EnerNorth shall issue a debenture in the form of this Debenture which represents the remaining principal and interest.

4.2   Adjustments.

(a)   Upon written notice to EnerNorth, the Holder has the right to reset the Market Range ("**Resetting**"), during the term of this Debenture on a one-time basis only, by reducing the minimum price per Common Share in the Market Range to no lesser than $0.75, if and only if, the Market Price for the ninety (90) trading days preceding a Resetting diminishes lower than $1.50 per Common Share.

(b)   Upon written notice to the Holder, EnerNorth has the right to exercise its Resetting rights, during the term of this Debenture on a one-time basis only, by increasing the maximum price per Common Share in the Market Range to no greater than $3.25, if and only if, the Market Price for the ninety (90) trading days preceding a Resetting exceeds $2.60 per Common Share.

(c)   The Resetting is effective after the Holder's or EnerNorth's, as the case may be, receipt of the written notice referred to in paragraph (a) or (b), as the case may be.

4.3   Fractional Interests. EnerNorth shall not be required to issue a fraction of a share upon the conversion of this Debenture. If any fraction of a share would be issuable on such conversion, EnerNorth shall, in lieu thereof, pay to the Holder hereof an amount equal to the current value of such fraction computed on the basis of the book value of Common Shares as of the end of the preceding fiscal year, if there is no public market for the Common Shares, and on the basis of the mean between the average bid and average asked price of the Common Shares for the ten (10) trading days preceding the effective date of conversion, if there is a public market for the Common Shares.

4.4   Reservation of Shares. EnerNorth covenants and agrees that immediately prior to the conversion of this Debenture, in part or in full pursuant to the terms of this Debenture, it shall, subject to the AMEX Exchange's prior written approval and consent, reserve for issuance such number of authorized and unissued Common Shares (or other securities substituted therefor as hereinabove provided) and Common Shares underlying the Warrants as shall be sufficient for conversion of the Debenture. EnerNorth further covenants and agrees that all Common Shares issued upon conversion hereof will, upon issuance and delivery, be duly issued, as fully paid and non-assessable.

ARTICLE V
DEFAULT

5.1   <u>Events of Default Defined.</u> The principal and accrued interest of the Debenture shall, at the option of the Holder hereof exercised by written notice to EnerNorth forthwith become and be due and payable if any one or more of the following events (herein called **"Events of Default"**) shall have occurred and be continuing:

(a)   If default shall be made in the due and punctual payment of all or any part of the principal or interest of this Debenture when and as the same shall become due and payable, whether at the maturity thereof, by acceleration, by notice of prepayment or otherwise, and such default shall have continued for a period of ten (10) days after the applicable due date.

(b)   If default shall be made in the performance or observance of any other of the covenants, agreements or conditions contained in this Debenture dated the date hereof between EnerNorth and the Holder and such default shall have continued for a period of thirty (30) days after written notice thereof to EnerNorth by the Holder, or if any statement, certificate, report, representation or warranty made or furnished by EnerNorth in connection with the issuance of the Debenture or in compliance with the provisions hereof shall prove to have been false or erroneous in any material respect, and EnerNorth shall have failed to take corrective measures satisfactory to the Holder within thirty (30) days after written notice thereof to EnerNorth by the Holder.

(c)   The taking by the Company of action in respect of dissolution, winding-up or liquidation; the making by the Company of an assignment or any proposal for the benefit of its creditors under applicable insolvency legislation; the filing or presentation of a bankruptcy or similar petition by the Company; the entering of a judgement or order ordering a reorganization, arrangement or composition of or with respect to the Company or its debts or obligations; or the appointment of a custodian or receiver or receiver and manager or other official with similar power, whether or not pursuant to a court order, for all or a substantial portion of the properties or assets of the Company.

(d)   The presentation or filing of a bankruptcy or similar petition with respect to bankruptcy or insolvency of the Company by any person, which bankruptcy or similar petition is not discharged within 90 days of its presentation or filing.

5.2   Remedies for Default. In case any one or more of the Events of Default specified in section 5.1 hereof shall have occurred and be continuing and any applicable grace period shall have expired, the holder of the Debenture, by notice in writing, may declare to be due and payable the principal of the Debenture then outstanding and any accrued interest to the date of acceleration, and upon any such declaration, the same shall become and be immediately due and payable and the Holder shall be entitled to enforce its security interest in the Collateral in the manner permitted in the *Personal Property Security Act* (Ontario) and applicable law, anything in this Debenture contained to the contrary notwithstanding.

5.3   Remedies Cumulative. No remedy herein conferred upon the Holder of any Debenture is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

5.4   Remedies Not Waived. Unless expressly stated in writing, no course of dealing between EnerNorth and the Holder of any Debenture or any delay in exercising any rights hereunder or under any Debenture shall operate as a waiver of rights of any holder of such Debenture.

ARTICLE VI
CONSOLIDATION, MERGER, SALE, CONVEYANCE OR LEASE

6.1   EnerNorth May Consolidate, etc., on Certain Terms. Nothing contained in this Debenture shall prevent any consolidation or merger of EnerNorth with or into any other corporation or corporations, or successive consolidations or mergers to which EnerNorth or its successor or successors shall be a party or parties, or shall prevent any sale or conveyance or lease of substantially all the assets of EnerNorth; provided, however, that the due and punctual payment of the principal and accrued interest of the Debenture, and the due and punctual performance of all the covenants and conditions of this Debenture to be performed by EnerNorth shall be expressly assumed, by supplemental agreement, by the corporation (hereinafter called the successor corporation) formed by such consolidation, or into which EnerNorth shall have been merged or which shall have acquired or leased such property.

6.2   Successor Corporation Substituted. In case of any such consolidation, merger, sale, conveyance or lease and upon any such assumption by the successor corporation, the successor corporation shall succeed to and be substituted for EnerNorth.

ARTICLE VII
MISCELLANEOUS PROVISIONS

7.1   Benefits of Debenture Restricted. Nothing in this Debenture, expressed or implied, shall give or be construed to give to any person, firm or corporation, other than the parties hereto and the Debenture Holder, any legal or equitable right, remedy or claim under any covenant, condition or provision herein contained.

7.2   <u>Successors.</u> All the covenants, stipulations, promises and agreements in this Debenture contained by or on behalf of EnerNorth shall bind and inure to the benefit of its successors, whether so expressed or not.

7.3   <u>Notices and Demands on EnerNorth and Debenture Holder.</u> Any notice or demand which by any provision of this Debenture is required or permitted to be given or made on EnerNorth shall be given by being deposited, postage prepaid, registered mail, return receipt requested, in a post office letter box addressed (until another address of EnerNorth is filed by EnerNorth with the Holder) as follows: President, EnerNorth Industries Inc., 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1. Any notice, direction, request or demand by EnerNorth to or upon the Holder shall be deemed to have been sufficiently given or made, for all purposes, if given or made at the address of the Holder as set forth on this Debenture. All notices shall be deemed to have been given upon delivery or four days after such mailing.

7.4   <u>Governing Laws.</u> This Debenture shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be construed in accordance with the laws of said Province.

7.5   <u>Effect of Headings.</u> The article and section headings herein are for convenience only and shall not affect the construction hereof.

7.6   <u>Sundays and Holidays.</u> In any case where the date of maturity of principal of, or interest on, this Debenture shall be a Sunday or a legal holiday in the Province of Ontario or a day on which banking institutions doing business in the Province of Ontario are authorized by law to close, then payment of such interest or principal may be made, or the Expiry Time shall be, on the next succeeding business day with the same force and effect as if made on the nominal date of maturity.

7.7   <u>Mutilated, Destroyed, Lost or Stolen Debentures.</u> In case this Debenture shall become mutilated or be destroyed, lost or stolen, then upon the conditions hereinafter set forth, EnerNorth, in its discretion, may execute and deliver a new Debenture of like tenor, date, maturity and principal amount in exchange and substitution for and upon surrender and cancellation of the mutilated Debenture or in lieu of and substitution for the Debenture so destroyed, lost or stolen; provided, however, that if any such mutilated, destroyed, lost or stolen Debenture shall have matured, EnerNorth may, instead of issuing a substituted Debenture therefor, pay such Debenture without requiring the surrender thereof, except in the case of a mutilated Debenture. The applicant for such substituted Debenture shall furnish to EnerNorth evidence satisfactory to EnerNorth in their discretion, of the ownership of and the destruction, loss or theft of such Debenture, and shall furnish to EnerNorth satisfactory indemnity and, if required, shall reimburse EnerNorth all expenses (including counsel fees) in connection with the preparation, authentication and delivery of such substituted Debenture, and shall comply with such other reasonable regulations as EnerNorth may prescribe.

7.8   <u>Amendments.</u>   The Debenture may be amended at any time, upon written approval from EnerNorth and the Holder of the Debenture at such time.

IN WITNESS WHEREOF, EnerNorth has caused this Debenture to be executed by its duly authorized corporate officer this 31st day of May, 2006.

**ENERNORTH INDUSTRIES INC.**

By: _____*"signed"*_____
              Name: SANDRA HALL
              Title: PRESIDENT

I have authority to bind the Corporation

SCHEDULE 1

COMMON SHARE CONVERSION FORM

(To be executed by the Holder
if desired to convert the Debenture)

TO: ENERNORTH INDUSTRIES INC.

      The undersigned owner of the attached Debenture hereby irrevocably elects to convert said Debenture (or $ _____ principal amount thereof plus accrued interest thereon of $ _____*) into Common Shares of EnerNorth Industries Inc. in accordance with the terms of the Debenture and directs that the Common Shares issuable and deliverable upon the conversion be issued and delivered to the person indicated below.

_____
Name

_____
Address

_____

* If less than the full principal amount of the Debenture is to be converted, indicate in the space provided the amount to be converted.

      DATED this _____ day of _____, _____.

                       _____
                       Signature

                       _____
                       Print Name of Registered Holder

                       _____
                       Address

                       _____